COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 61 2 9259 6666
Facsimile: + 61 2 9259 6623

Postal Address
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6232

File Number: 82.2994

3 November 2004

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

dw 12/1

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL COMPLETES CRUSTA FRUIT JUICE PURCHASE

Sydney, 3 November 2004: Coca-Cola Amatil Limited (CCA) today announced that it had finalised the purchase of Crusta Fruit Juices Pty Limited (Crusta) and its subsidiary company Quenchy Crusta Sales (the cold-chain distribution company).

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:

Analysts - Peter Steel	+61 2 9259 6553
Media - Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

12 November 2004

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL ANNOUNCES EXPANSION INTO READY TO EAT PACKAGED FRUIT THROUGH OFFER FOR SPC ARDMONA

Sydney, 12 November 2004: Coca-Cola Amatil ("CCA") today announced that it proposes to acquire SPC Ardmona, Australia's leading producer of ready to eat packaged fruit.

Under the proposed Scheme of Arrangement (Scheme) all shareholders in SPC Ardmona can receive a cash consideration of $2.05 per share and retain a fully franked dividend of 3 cents cash per share from SPC Ardmona, valuing the ordinary equity in SPC Ardmona at $480.6 million. Alternatively SPC Ardmona shareholders may elect to receive all or part of their consideration as new CCA shares (subject to any scale-back, if any, under the Scheme). Based on CCA's 5 day volume weighted average price (VWAP) as at 9 November 2004 of $7.46 per share, shareholders electing to receive 100% scrip would receive between $2.12 and $2.19 per share (depending on the level of scale-back, if any, under the Scheme), plus the 3 cents fully franked dividend.

The proposed acquisition has been unanimously recommended by SPC Ardmona directors in the absence of a more favourable proposal. The acquisition is subject to the approval of SPC Ardmona shareholders, the Court and to certain other conditions referred to in this announcement. Each of the SPC Ardmona directors intends to vote in favour of the proposal with respect to all shares in which they have a relevant interest, in the absence of a more favourable offer.

Mr Terry Davis, Managing Director of CCA, said: "We have seen a growing trend by Australian consumers to increasingly look for health and wellbeing products that also fit in with an increasingly busy lifestyle. This has been particularly evident in our beverage business with the growth of bottled water, diet soft drinks and fresh juice.

"The acquisition of SPC Ardmona provides an opportunity for CCA to complement its existing beverage business with leading brands in the ready to eat packaged fruit sector. There is clear evidence of the growth potential for this area by the success of innovative resealable fridge fruit packs and single serve fruit snack packs," Mr Davis said.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

"CCA brings a strong track record of product and packaging innovation, logistics, supply chain management and key customer relationships to the SPC Ardmona business. SPC Ardmona has made excellent progress in developing and improving the profitability of its business over the past three years, following the successful 2001 merger of SPC and Ardmona Foods. We are pleased that SPC Ardmona's Managing Director, Nigel Garrard has agreed to continue to lead the SPC Ardmona business within CCA.

"The entry into this sector by CCA backed by our commitment to drive innovation will provide greater opportunity for Australian fruit and vegetable growers and give consumers a wider choice of ready to eat packaged fruit and vegetables," Mr Davis said.

SPC Ardmona Chairman, Mr David Meiklejohn, said: "We believe that the transaction is a positive development for all of our shareholders, including our shareholder growers and staff, who collectively own more than 25% of the company's shares.

"CCA's proposal also represents a very attractive premium and, depending on the price of CCA shares at completion, the CCA share alternative has the potential to further increase the value of the proposal to our shareholders. With the recommendation by SPC Ardmona's Board of the CCA proposal, the directors have ceased discussions with other parties who had expressed interest in acquiring SPC Ardmona," Mr Meiklejohn said.

Under the proposal, all shareholders in SPC Ardmona will receive a choice of:

- cash consideration of $2.05; or
- 0.2936 new CCA shares

for each SPC Ardmona share they own plus retention of a fully franked dividend of 3 cents cash per share from SPC Ardmona.

Shareholders will be able to elect to receive cash and shares in any combination, subject to scaling back of scrip elections in the event that scrip elections are received for more than 50% of the consideration offered by CCA.

The value of the proposal varies depending on the form of consideration received and the price of CCA's shares at the close of the transaction. For example, based on CCA's 5 day VWAP share price as at 9 November of $7.46 per share, and including the proposed fully franked dividend, the value of the CCA proposal is:

	100% cash	50% cash, 50% shares	100% shares*
Consideration (excluding dividend)	$2.05	$2.12	$2.19
Dividend (fully franked)	$0.03	$0.03	$0.03
Total	$2.08	$2.15	$2.22

** Subject to any scale-back*

At the cash consideration to SPC Ardmona shareholders of $2.05 per share, CCA's offer represents:

- a 26% premium to the closing price of SPC Ardmona shares the day before SPC Ardmona announced it was in merger discussions with National Foods of $1.63; and
- a 39% premium to the VWAP of SPC Ardmona shares in the 3 month period before SPC Ardmona announced it was in merger discussions with National Foods of $1.48.

The acquisition is expected to:

- not dilute return on capital employed (pre amortisation of intangibles) for the CCA Group in the first full financial year after the acquisition;
- achieve CCA's cost of capital (pre amortisation of intangibles) within 4 years; and
- be earnings per share accretive (pre amortisation of intangibles).

Following the acquisition CCA will continue to be in a strong financial position as interest cover will remain above 4 times EBIT.

Details of Agreement with SPC Ardmona

CCA has entered into an implementation agreement with SPC Ardmona which sets out the terms on which the Scheme will be implemented and the proposed timetable for implementation.

The Scheme will be put to SPC Ardmona shareholders for their approval at a Scheme meeting, expected to be held in late January or early February 2005. Full particulars of the Scheme will be provided to shareholders in the coming weeks through an Explanatory Booklet, which will include an Independent Expert's Report.

CCA will provide an update on its trading performance on or before lodgement of the Explanatory Booklet.

The implementation agreement provides that the Scheme is subject to conditions relating to SPC Ardmona shareholder approval by the requisite thresholds, Court approval, FIRB approval, no regulatory intervention, no prescribed occurrences for SPC Ardmona or CCA, no material adverse change for SPC Ardmona or CCA and amending SPC Ardmona's constitution to remove its current shareholding restriction.

If the Scheme is approved by SPC Ardmona shareholders and approved by the Court, a member of the SPC Ardmona Board will be invited to join the CCA Board upon completion of the transaction which is expected to be completed in mid February 2005.

The implementation agreement also contains mutual break fee arrangements (in an amount of $5 million) and, exclusivity arrangements subject to fiduciary duty exceptions. The terms of those and certain other arrangements from the implementation agreement are set out in the attachment.

Yours faithfully

D A Wylie
Secretary

A conference call will be held with Coca-Cola Amatil today, Friday, 12 November 2004 at 11.30am (AEST).

Australian callers: 1800 123 116
International callers: + 1 719 457 2657
Passcode: 637 792

For further information, please contact:

Analysts - Peter Steel	+61 2 9259 6553
Media - Alec Wagstaff	+61 2 9259 6571

Attachment

Conditions Precedent

- All regulatory approvals (including FIRB) required to implement the Scheme.
- No determinations or orders by Governmental Agencies, courts or the Takeovers Panel impeding or preventing the Scheme.
- No SPC Ardmona Material Adverse Change, SPC Ardmona Prescribed Occurrences, CCA Material Adverse Change or CCA Prescribed Occurrences (as defined).
- CCA Shares to be issued to Scheme participants being approved for official quotation on the ASX.
- SPC Ardmona shareholder approval for the Scheme by the majorities required under the Corporations Act.
- SPC Ardmona shareholder approval for a special resolution to repeal the shareholding restrictions in SPC Ardmona's constitution.
- Court approval of the Scheme.

Reimbursement of Costs

- Each party agrees to pay to the other party $5,000,000 (inclusive of GST) if the merger does not proceed because:
  - at any time before the Scheme meeting, the Board of the other company (and in SPC Ardmona's case, any director) makes a public statement withdrawing their support or recommendation of the Merger (and in SPC Ardmona's case where the Board recommends a competing transaction), other than where the other company is entitled to terminate the deed due to specified actions or events;
  - the deed is terminated due to certain material breaches of the deed by the other party; or
  - in SPC Ardmona's case:
    - if its shareholders do not approve the Scheme and the special resolution to repeal the shareholding restrictions in SPC Ardmona's constitution; or
    - if certain SPC Prescribed Occurrences or certain SPC Material Adverse Changes occur.
- The reimbursement of costs arrangements have regard to the guidelines issued by the Takeovers Panel, including the 1% break fee cap guidance. However, the reimbursement of costs provisions will not apply to the extent that a court or the Takeovers Panel determines that any part of the reimbursement arrangements constitutes a breach of fiduciary or statutory duties, or unacceptable circumstances within the meaning of the Corporations Act or would be unlawful.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Exclusivity Arrangements

- SPC Ardmona must not, subject to the exceptions below or without CCA's consent:
  - solicit, encourage or invite, directly or indirectly, any enquiries, discussions or proposals in relation to, or which may reasonably be expected to lead to, a competing transaction;
  - initiate or continue any discussions or negotiations in relation to, or which may reasonably be expected to lead to, a competing transaction, whether any such discussions or negotiations are solicited or encouraged by SPC Ardmona or otherwise; or
  - enter into any agreement, arrangement or understanding in relation to a competing transaction or any agreement, arrangement or understanding which may reasonably be expected to lead to the completion of a competing transaction.
- SPC Ardmona may undertake any action that would otherwise be prohibited by the above exclusivity arrangements in relation to a bona fide competing transaction which was not solicited by SPC Ardmona where:
  - the competing transaction is proposed in writing by or on behalf of a person who SPC Ardmona considers is of reputable commercial standing; and
  - the SPC Ardmona Board, acting in good faith and in order to satisfy what the SPC Ardmona Board considers to be its fiduciary and statutory duties, determines that the competing transaction is fully funded, capable of being valued and completed (taking into account all aspects of the competing transaction and the party making it) and is more favourable to SPC Ardmona shareholders than the Scheme involving CCA.
- If SPC Ardmona receives a proposal in relation to a bona fide competing transaction that comes within the terms described above, SPC Ardmona must give CCA notice in writing of that fact, which notice must provide all material details of the competing transaction, including details of the proposed bidder or acquirer. If SPC Ardmona gives CCA such a notice, SPC Ardmona agrees that it will not, until the expiration of one business day following the receipt of that notice by CCA:
  - enter into any legally binding agreement with respect to the competing transaction;
  - announce or publicly recommend the competing transaction; or
  - otherwise progress or facilitate the competing transaction, including without limitation providing the proponent of the competing transaction with access to any confidential information of SPC Ardmona.

- SPC Ardmona's Board must review in good faith any CCA counterproposal which is put to it during the one business day period referred to above and if the Board determines that CCA's counterproposal is more favourable than the competing transaction the parties must pursue the counterproposal and SPC Ardmona will not take any of the steps referred to above.
- The exclusivity provisions will not apply to the extent that a court or the Takeovers Panel determines that any part of these arrangements may constitute a breach of fiduciary or statutory duties, unacceptable circumstances within the meaning of the Corporations Act or would be unlawful.

ENDS

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA